Exhibit 99.2

Interim Condensed Consolidated Financial Statements of

CGI INC.

For the three and nine months ended June 30, 2020 and 2019

(unaudited)

Interim Consolidated Statements of Earnings

For the three and nine months ended June 30

(in thousands of Canadian dollars, except per share data) (unaudited)

		Three months ended June 30		Nine months ended June 30

	Notes	2020	2019	2020	2019
		$	$	$	$
Revenue	9	3,052,667	3,119,797	9,238,555	9,152,006
Operating expenses
Costs of services, selling and administrative		2,606,135	2,644,362	7,831,509	7,782,030
Acquisition-related and integration costs	7c	20,161	37,134	71,492	50,126
Restructuring costs	4	39,535	—	71,156	—
Net finance costs		30,700	19,415	84,050	52,806
Foreign exchange (gain) loss		(1,499)	1,190	1,663	2,438
		2,695,032	2,702,101	8,059,870	7,887,400
Earnings before income taxes		357,635	417,696	1,178,685	1,264,606
Income tax expense		96,728	108,333	312,737	325,488
Net earnings		260,907	309,363	865,948	939,118
Earnings per share
Basic earnings per share	6c	1.01	1.14	3.29	3.42
Diluted earnings per share	6c	1.00	1.12	3.24	3.36

See Notes to the Interim Condensed Consolidated Financial Statements.

CGI Inc. – Interim Condensed Consolidated Financial Statements for the three and nine months ended June 30, 2020 and 2019	1

Interim Consolidated Statements of Comprehensive Income

For the three and nine months ended June 30

(in thousands of Canadian dollars) (unaudited)

	Three months ended June 30		Nine months ended June 30

	2020	2019	2020	2019
	$	$	$	$
Net earnings	260,907	309,363	865,948	939,118
Items that will be reclassified subsequently to net earnings (net of income taxes):
Net unrealized (losses) gains on translating financial statements of foreign operations	(149,575)	(153,812)	356,563	(26,310)
Net gains (losses) on cross-currency swaps and on translating long-term debt designated as hedges of net investments in foreign operations	95,234	22,977	(7,695)	2,941
Deferred gains (costs) of hedging on cross-currency swaps	2,700	(4,280)	19,132	16,510
Net unrealized (losses) gains on cash flow hedges	(4,552)	(968)	(31,955)	38,458
Net unrealized gains on financial assets at fair value through other comprehensive income	2,833	692	2,644	3,374
Items that will not be reclassified subsequently to net earnings (net of income taxes):
Net remeasurement (losses) gains on defined benefit plans	(37,687)	6,060	(10,865)	(19,287)
Other comprehensive (loss) income	(91,047)	(129,331)	327,824	15,686
Comprehensive income	169,860	180,032	1,193,772	954,804

See Notes to the Interim Condensed Consolidated Financial Statements.

CGI Inc. – Interim Condensed Consolidated Financial Statements for the three and nine months ended June 30, 2020 and 2019	2

Interim Consolidated Balance Sheets

(in thousands of Canadian dollars) (unaudited)

	Notes	As at June 30, 2020	As at September 30, 2019
		$	$

Assets
Current assets
Cash and cash equivalents	8c and 10	1,365,279	213,831
Accounts receivable		1,359,585	1,357,090
Work in progress		1,080,903	1,096,031
Current financial assets	10	23,256	39,931
Prepaid expenses and other current assets		181,603	172,182
Income taxes		5,893	10,206
Total current assets before funds held for clients		4,016,519	2,889,271
Funds held for clients		656,605	368,112
Total current assets		4,673,124	3,257,383
Property, plant and equipment		382,701	397,661
Contract costs		243,528	222,965
Right-of-use assets		691,551	—
Intangible assets		551,714	517,982
Other long-term assets		179,865	180,480
Long-term financial assets		175,910	176,899
Deferred tax assets		110,921	100,539
Goodwill		8,333,974	7,767,837
		15,343,288	12,621,746

Liabilities
Current liabilities
Accounts payable and accrued liabilities		1,107,191	1,108,895
Accrued compensation		717,688	642,897
Current derivative financial instruments	10	5,375	4,902
Deferred revenue		430,378	397,370
Income taxes		210,066	176,243
Provisions		110,227	73,509
Current portion of long-term debt		102,884	113,511
Current portion of lease liabilities		180,673	—
Total current liabilities before clients’ funds obligations		2,864,482	2,517,327
Clients’ funds obligations		652,064	366,796
Total current liabilities		3,516,546	2,884,123
Long-term income taxes		8,486	7,690
Long-term provisions		27,077	24,946
Long-term debt		3,627,134	2,217,696
Long-term lease liabilities		708,816	—
Other long-term liabilities		123,566	213,392
Long-term derivative financial instruments	10	27,581	18,322
Deferred tax liabilities		155,647	178,265
Retirement benefits obligations		199,698	193,209
		8,394,551	5,737,643

Equity
Retained earnings		4,451,728	4,557,855
Accumulated other comprehensive income	5	504,518	176,694
Capital stock	6a	1,748,729	1,903,977
Contributed surplus		243,762	245,577
		6,948,737	6,884,103
		15,343,288	12,621,746

See Notes to the Interim Condensed Consolidated Financial Statements.

CGI Inc. – Interim Condensed Consolidated Financial Statements for the three and nine months ended June 30, 2020 and 2019	3

Interim Consolidated Statements of Changes in Equity

For the nine months ended June 30

(in thousands of Canadian dollars) (unaudited)

	Notes	Retained earnings	Accumulated other comprehensive income	Capital stock	Contributed surplus	Total equity
		$	$	$	$	$

Balance as at September 30, 2019		4,557,855	176,694	1,903,977	245,577	6,884,103

Adoption of IFRS 16	3	(93,873)	—	—	—	(93,873)
Balance as at October 1, 2019		4,463,982	176,694	1,903,977	245,577	6,790,230
Net earnings		865,948	—	—	—	865,948
Other comprehensive income		—	327,824	—	—	327,824
Comprehensive income		865,948	327,824	—	—	1,193,772
Share-based payment costs		—	—	—	28,258	28,258
Income tax impact associated with stock options		—	—	—	(11,138)	(11,138)
Exercise of stock options	6a	—	—	56,276	(9,857)	46,419
Exercise of performance share units	6a	—	—	9,078	(9,078)	—
Purchase for cancellation of Class A subordinate voting shares	6a	(878,202)	—	(165,315)	—	(1,043,517)
Purchase of Class A subordinate voting shares held in trusts	6a	—	—	(55,287)	—	(55,287)
Balance as at June 30, 2020		4,451,728	504,518	1,748,729	243,762	6,948,737

	Notes	Retained earnings	Accumulated other comprehensive income	Capital stock	Contributed surplus	Total equity
		$	$	$	$	$

Balance as at September 30, 2018		4,251,424	201,596	2,018,592	213,195	6,684,807

Net earnings		939,118	—	—	—	939,118
Other comprehensive income		—	15,686	—	—	15,686
Comprehensive income		939,118	15,686	—	—	954,804
Share-based payment costs		—	—	—	29,138	29,138
Income tax impact associated with stock options		—	—	—	5,428	5,428
Exercise of stock options	6a	—	—	57,698	(10,409)	47,289
Exercise of performance share units	6a	—	—	7,651	(7,651)	—
Purchase for cancellation of Class A subordinate voting shares	6a	(859,034)	—	(160,898)	—	(1,019,932)
Purchase of Class A subordinate voting shares held in trusts	6a	—	—	(30,740)	—	(30,740)
Balance as at June 30, 2019		4,331,508	217,282	1,892,303	229,701	6,670,794

See Notes to the Interim Condensed Consolidated Financial Statements.

CGI Inc. – Interim Condensed Consolidated Financial Statements for the three and nine months ended June 30, 2020 and 2019	4

Interim Consolidated Statements of Cash Flows

For the three and nine months ended June 30

(in thousands of Canadian dollars) (unaudited)

		Three months ended June 30		Nine months ended June 30
	Notes	2020	2019	2020	2019
		$	$	$	$
Operating activities
Net earnings		260,907	309,363	865,948	939,118
Adjustments for:
Amortization and depreciation		150,158	101,480	413,233	295,146
Deferred income taxes		2,058	2,472	(8,215)	(3,886)
Foreign exchange (gain) loss		(6,811)	(5,542)	(6,162)	2,439
Share-based payment costs		8,373	8,424	28,258	29,138
Net change in non-cash working capital items	8a	170,113	(41,026)	153,494	(33,250)
Cash provided by operating activities		584,798	375,171	1,446,556	1,228,705

Investing activities
Net change in short-term investments		5,656	—	4,065	—
Business acquisitions (considering the bank overdraft assumed and cash acquired)		(1,435)	(440,641)	(274,021)	(464,890)
Investment in Acando AB		—	(78,519)	—	(140,248)
Purchase of property, plant and equipment		(27,422)	(43,947)	(96,965)	(120,469)
Additions to contract costs		(17,951)	(13,443)	(53,679)	(47,512)
Additions to intangible assets		(33,872)	(26,565)	(84,702)	(79,555)
Purchase of long-term investments		(3,486)	(6,577)	(8,345)	(15,400)
Proceeds from sale of long-term investments		3,810	6,225	9,190	11,995
Cash used in investing activities		(74,700)	(603,467)	(504,457)	(856,079)

Financing activities
Net change in unsecured committed revolving credit facility		(99,748)	429,489	(334,371)	234,694
Increase of long-term debt		710,244	4,395	1,799,113	682,123
Repayment of long-term debt		(13,192)	(12,880)	(40,829)	(227,273)
Payment of lease liabilities		(46,093)	—	(135,500)	—
Repayment of debt assumed in business acquisitions		(5,011)	(1,374)	(28,243)	(1,374)
Payment for remaining shares of Acando	7b	—	—	(23,123)	—
Settlement of derivative financial instruments		—	—	—	(1,934)
Purchase of Class A subordinate voting shares held in trusts	6a	—	—	(55,287)	(30,740)
Purchase and cancellation of Class A subordinate voting shares	6a	—	(516,532)	(1,043,517)	(1,024,112)
Issuance of Class A subordinate voting shares		6,577	16,621	46,653	47,342
Cash provided by (used in) financing activities		552,777	(80,281)	184,896	(321,274)
Effect of foreign exchange rate changes on cash and cash equivalents		(83)	(10,230)	24,453	(10,292)
Net increase (decrease) in cash and cash equivalents		1,062,792	(318,807)	1,151,448	41,060
Cash and cash equivalents, beginning of period		302,487	543,958	213,831	184,091
Cash and cash equivalents, end of period		1,365,279	225,151	1,365,279	225,151

Supplementary cash flow information (Note 8).

See Notes to the Interim Condensed Consolidated Financial Statements.

CGI Inc. – Interim Condensed Consolidated Financial Statements for the three and nine months ended June 30, 2020 and 2019	5

Notes to the Interim Condensed Consolidated Financial Statements

For the three and nine months ended June 30, 2020 and 2019

(tabular amounts only are in thousands of Canadian dollars, except per share data) (unaudited)

1.	Description of business

CGI Inc. (the Company), directly or through its subsidiaries, provides managed information technology (IT) and business process services (BPS), systems integration and consulting, as well as the sale of software solutions to help clients effectively realize their strategies and create added value. The Company was incorporated under Part IA of the Companies Act (Québec), predecessor to the Business Corporations Act (Québec) which came into force on February 14, 2011 and its Class A subordinate voting shares are publicly traded. The executive and registered office of the Company is situated at 1350 René-Lévesque Blvd. West, Montréal, Québec, Canada, H3G 1T4.

2.	Basis of preparation

These interim condensed consolidated financial statements have been prepared in accordance with International Accounting Standard (IAS) 34, Interim Financial Reporting, as issued by the International Accounting Standards Board (IASB). In addition, the interim condensed consolidated financial statements have been prepared in accordance with the accounting policies set out in Note 3, Summary of significant accounting policies, of the Company’s consolidated financial statements for the year ended September 30, 2019 which were consistently applied to all periods presented, except for the new accounting standards adopted on October 1, 2019, as described below in Note 3, Accounting policies.

These interim condensed consolidated financial statements should be read in conjunction with the consolidated financial statements of the Company for the year ended September 30, 2019.

The Company’s interim condensed consolidated financial statements for the three and nine months ended June 30, 2020 and 2019 were authorized for issue by the Board of Directors on July 28, 2020.

3.	Accounting policies

USE OF JUDGEMENTS AND ESTIMATES

For the period ended June 30, 2020, the Company assessed the impact of the uncertainties around the outbreak of the novel strain of the coronavirus, specifically identified as COVID-19 pandemic on its balance sheet carrying amounts. This review required the use of judgements and estimates and resulted in no material impacts, outside of the restructuring costs, refer to Note 4.

As part of this review, in accordance with IAS 36 Impairment of assets, the Company assessed qualitative and quantitative indicators of impairment and concluded that a goodwill impairment test was required for the Scandinavia operating unit. The test resulted in no impairment.

The future impact of COVID-19 uncertainties could generate, in future reporting periods, a significant risk of material adjustments to the following: revenue recognition, deferred tax assets, estimated losses on revenue-generating contracts, goodwill impairment, right-of-use assets and litigation and claims.

CGI Inc. – Interim Condensed Consolidated Financial Statements for the three and nine months ended June 30, 2020 and 2019	6

Notes to the Interim Condensed Consolidated Financial Statements

For the three and nine months ended June 30, 2020 and 2019

(tabular amounts only are in thousands of Canadian dollars, except per share data) (unaudited)

3.	Accounting policies (continued)

ADOPTION OF ACCOUNTING STANDARDS

The following standards have been adopted by the Company on October 1, 2019:

IFRS 16 - Leases

Adoption IFRS 16 - Leases

In January 2016, the IASB issued IFRS 16, Leases, to set out the principles for the recognition, measurement, presentation and disclosure of leases for both parties to a lease agreement. The standard supersedes IAS 17, Leases, and other leases related interpretations, eliminates the lessee’s classification of leases as either operating leases or finance leases and introduces a single lessee accounting model. Lessees recognize a right-of-use asset representing its control of, and right to use, the underlying asset and a lease liability representing its obligation to make future lease payments. The Company adopted IFRS 16 using the modified retrospective method, with no restatement of comparative figures. The Company applied the new standard to contracts that were classified as leases under IAS 17 at the date of initial application. The right-of-use assets were recognized as if IFRS 16 had been applied since the commencement date for real estate leases. For all other leases, the right-of-use assets were measured at an amount equal to the lease liability adjusted by the prepaid amount and the accrued lease payment related to the lease in the balance sheet as at September 30, 2019.

The Company made use of the following practical expedients available on transition date: the definition of a lease, the use of hindsight in determining the lease term, the exclusion of initial direct costs from the measurement of the right-of-use asset at the transition date, the usage of a single incremental borrowing rate for a portfolio of leases with reasonably similar characteristics and adjusting the right-of-use assets for any onerous lease provisions as an alternative to an impairment review.

Accounting policy

The Company identifies a lease if it conveys the right to control the use of an identified asset for a specific period in exchange for a determined consideration. At inception, a right-of-use asset for the underlying asset and corresponding lease liability are presented in the consolidated balance sheet measured on a present value basis. Discount rate used in the present value calculation is the incremental borrowing rate unless the implicit interest rate in the lease can be readily determined. The Company does not recognize a lease liability for short-term leases (expected term of 12 months or less) and leases with low value underlying assets. Payments for those leases are recorded as an expense on a straight-line basis over the lease term.

Lease liabilities are measured at present value of non-cancellable payments, which are mostly made of fixed payments of rent excluding maintenance fees; variable payments that are based on an index or a rate; amounts expected to be payable as residual value guaranties and extension or termination option if reasonably certain to be exercised.

The lease liabilities are subsequently adjusted to reflect interest on the lease liabilities and lease payments made. Lease liabilities are remeasured when there is a modification in the lease term, in the assessment of an option to purchase, in the residual guarantees or in future lease payments due to a change of an index or rate tied to the payments.

The right-of-use assets are measured at initial lease liabilities adjusted by lease payments made before the commencement date, indirect costs and cash incentives received.

The right-of-use assets are depreciated on a straight-line basis over the expected lease term of the underlying asset and is reduced by impairment losses, if any.

The Company estimates the lease term in order to calculate the value of the lease liability at the initial date of the lease. Management uses judgement to determine the appropriate lease term based on the conditions of each lease. To determine the term, the Company considers all factors that create economic incentives to exercise an extension or a termination option. The extension or termination options are only included in the lease term if it is reasonably certain of being exercised. Management considers all facts that create incentive to exercise an extension option or not to take a termination option including leasehold improvements, significant modification of the underlying asset or a business decision.

CGI Inc. – Interim Condensed Consolidated Financial Statements for the three and nine months ended June 30, 2020 and 2019	7

Notes to the Interim Condensed Consolidated Financial Statements

For the three and nine months ended June 30, 2020 and 2019

(tabular amounts only are in thousands of Canadian dollars, except per share data) (unaudited)

3.	Accounting policies (continued)

ADOPTION OF ACCOUNTING STANDARDS (CONTINUED)

IFRS 16 - Leases (continued)

Accounting policy (continued)

The discount rate is used to determine the initial carrying amount of the lease liabilities and the right-of-use assets. The Company estimates the incremental borrowing rate for each lease or portfolio of leased assets, as most of the implicit interest rates in the leases are not readily determinable. To calculate the incremental borrowing rate, the Company considers its credit worthiness, the term of the arrangement, any collateral received and the economic environment. The incremental borrowing rates are subject to change mainly due to changes in the economic environment.

Impacts at adoption date

The following table shows the impacts of the adoption of IFRS 16 on the Company’s consolidated balance sheet as of October 1, 2019:

	Balance sheet as at September 30, 2019	IFRS 16 adoption	Balance sheet as at October 1, 2019
	$	$	$
Assets
Accounts receivable	1,357,090	3,319	1,360,409
Prepaid expenses and other current assets	172,182	(6,365)	165,817
Property, plant and equipment	397,661	(21,863)	375,798
Right-of-use assets	—	701,346	701,346
Other long-term assets	180,480	607	181,087
Deferred tax assets	100,539	14,778	115,317
Other assets	10,413,794	—	10,413,794
	12,621,746	691,822	13,313,568

Liabilities
Accounts payable and accrued liabilities	1,108,895	(8,037)	1,100,858
Current portion of provisions	73,509	(3,723)	69,786
Current portion of long-term debt	113,511	(14,086)	99,425
Current portion of lease liabilities	—	172,402	172,402
Long-term provisions	24,946	(2,264)	22,682
Long-term debt	2,217,696	(16,253)	2,201,443
Long-term lease liabilities	—	739,123	739,123
Other long-term liabilities	213,392	(64,655)	148,737
Deferred tax liabilities	178,265	(16,812)	161,453
Other liabilities	1,807,429	—	1,807,429
	5,737,643	785,695	6,523,338

Equity
Retained earnings	4,557,855	(93,873)	4,463,982
Other equity	2,326,248	—	2,326,248
	6,884,103	(93,873)	6,790,230
	12,621,746	691,822	13,313,568

Upon adoption of IFRS 16, all operating lease commitments that were presented in the Note 29 of the consolidated financial statements as at September 30, 2019 were recognized as lease liabilities and are now presented in the balance sheet. The Company used its incremental borrowing rates as at October 1, 2019 to measure lease liabilities. The weighted average incremental borrowing rate was 3.69% at the initial application.

CGI Inc. – Interim Condensed Consolidated Financial Statements for the three and nine months ended June 30, 2020 and 2019	8

Notes to the Interim Condensed Consolidated Financial Statements

For the three and nine months ended June 30, 2020 and 2019

(tabular amounts only are in thousands of Canadian dollars, except per share data) (unaudited)

3.	Accounting policies (continued)

ADOPTION OF ACCOUNTING STANDARDS (CONTINUED)

IFRS 16 - Leases (continued)

Impacts at adoption date (continued)

The following table reconciles operating lease commitments presented in the consolidated financial statements as at September 30, 2019 and the lease liabilities recognized on October 1, 2019:

Operating lease commitments as at September 30, 2019	847,502
Discounted using the weighted average incremental borrowing rate as at October 1, 2019	(96,638)
Finance lease obligations presented as at September 30, 2019	30,339
Termination options reasonably certain to be exercised	(22,748)
Extension options reasonably certain to be exercised	153,070
Lease liabilities recognized as at October 1, 2019	911,525
Current portion of lease liabilities	172,402

Long-term lease liabilities	739,123
Total lease liabilities recognized as at October 1, 2019	911,525

For the three and nine months ended June 30, 2020, the impacts of the application of IFRS 16 are a decrease in property costs of $48,966,000 and $144,716,000, respectively, an increase in amortization and depreciation of $38,499,000 and $115,322,000, respectively, as well as an increase in finance costs of $9,010,000 and $23,817,000, respectively. In addition, the cash provided by operating activities increased by $44,528,000 and $128,928,000, respectively, with the offset presented in the cash provided by (used in) financing activities.

Amendments to IFRS 9, IAS 39 and IFRS 7 - Interest rate benchmark reform

In September 2019, the IASB has amended some of its requirements to address the uncertainty arising from the planned phasing out of interest-rate benchmarks such as interbank offered rates (IBORs). The amendments provide temporary relief from applying specific hedge accounting requirements affected by the interest rate benchmark reform. The amendments impact IFRS 9 Financial instruments, IAS 39 Financial instruments: Recognition and measurement and IFRS 7 Financial instruments: Disclosures. The amendments come into effect for annual periods beginning on or after January 1, 2020 but early adoption is permitted. The Company elected to early adopt the Amendments to IFRS 9, IAS 39 and IFRS 7 - Interest rate benchmark reform as at October 1, 2019 and applied retrospectively the reform to hedging relationship that existed on the application date and to the amount accumulated in the cash flow hedge reserve at that date.

The Company has a debt expiring in December 2023 with a principal amount of U.S.$500,000,000 bearing interest based on the 1 month USD LIBOR rate. The debt has a carrying value of $680,520,000 as at June 30, 2020. The Company has entered into cross-currency interest rate swaps with aggregate notional amounts of U.S.$500,000,000 maturing on the same date as the debt (the hedging instruments) on which it receives interest based on the same 1 month USD LIBOR rate. The cross-currency interest rate swaps were designated as cash flow hedge for the debt.

During the three months ended June 30, 2020, the Company amended and restated its two-year unsecured committed term loan credit facility (the 2020 Term Loan) entered into during the previous reporting period and expiring in March 2022, to increase the principal amount by U.S.$500,000,000 to a total principal amount of U.S.$1,250,000,000, refer to Note 10. The 2020 Term Loan bears interest based on the 1 month USD LIBOR rate and has a carrying value of $1,700,471,000 as at June 30, 2020.

The Company is planning to renegotiate the terms of the debts and the swaps to replace the related LIBOR elements once a replacement rate for LIBOR is known. Until then, the Company assumes that the LIBOR interest rates used for the settlements on the debts and the swaps will continue to be available beyond the planned phase out date at the end of December 2021.

CGI Inc. – Interim Condensed Consolidated Financial Statements for the three and nine months ended June 30, 2020 and 2019	9

Notes to the Interim Condensed Consolidated Financial Statements

For the three and nine months ended June 30, 2020 and 2019

(tabular amounts only are in thousands of Canadian dollars, except per share data) (unaudited)

4.	Restructuring costs

On November 6, 2019, the Company announced a restructuring plan for the current fiscal year related to the closure of the Brazil operations, the refocusing of the Portugal infrastructure business towards nearshore delivery and the optimization of the Sweden infrastructure business.

Additional restructuring costs were also incurred during the three months ended June 30, 2020 in relation with the COVID-19 impacts.

The Company recorded $39,535,000 and $71,156,000 of restructuring costs for the three and nine months ended June 30, 2020, respectively, which are mostly related to costs for terminations of employment.

5.	Accumulated other comprehensive income

	As at June 30, 2020	As at September 30, 2019
	$	$
Items that will be reclassified subsequently to net earnings:
Net unrealized gains on translating financial statements of foreign operations, net of accumulated income tax expense of $60,979 ($63,579 as at September 30, 2019)	952,922	596,358
Net losses on cross-currency swaps and on translating long-term debt designated as hedges of net investments in foreign operations, net of accumulated income tax recovery of $66,300 ($67,165 as at September 30, 2019)	(434,071)	(426,376)
Deferred gains (costs) of hedging on cross-currency swaps, net of accumulated income tax expense of $1,536 (net of accumulated income tax recovery of $1,113 as at September 30, 2019)	15,041	(4,091)
Net unrealized (losses) gains on cash flow hedges, net of accumulated income tax recovery of $3,184 (net of accumulated income tax expense of $13,003 as at September 30, 2019)	(7,799)	24,157
Net unrealized gains on financial assets at fair value through other comprehensive income, net of accumulated income tax expense of $1,217 ($352 as at September 30, 2019)	4,130	1,486
Items that will not be reclassified subsequently to net earnings:

Net remeasurement losses on defined benefit plans, net of accumulated income tax recovery of $10,607 ($8,698 as at September 30, 2019)	(25,705)	(14,840)
	504,518	176,694

For the nine months ended June 30, 2020, $9,409,000 of the net unrealized gains on cash flow hedges, net of income tax expense of $3,114,000, previously recognized in other comprehensive income were reclassified in the consolidated statements of earnings. For the nine months ended June 30, 2020, $15,041,000 of the deferred gains of hedging on cross-currency swaps, net of income tax expense of $1,536,000 were also reclassified in the consolidated statements of earnings.

CGI Inc. – Interim Condensed Consolidated Financial Statements for the three and nine months ended June 30, 2020 and 2019	10

Notes to the Interim Condensed Consolidated Financial Statements

For the three and nine months ended June 30, 2020 and 2019

(tabular amounts only are in thousands of Canadian dollars, except per share data) (unaudited)

6.	Capital stock, share-based payments and earnings per share

a)	Capital stock

	Class A subordinate voting shares		Class B multiple voting shares			Total
	Number	Carrying value	Number	Carrying value	Number	Carrying value
		$		$		$

As at September 30, 2019	239,857,462	1,863,595	28,945,706	40,382	268,803,168	1,903,977
Issued upon exercise of stock options[1]	1,079,289	56,276	—	—	1,079,289	56,276
Performance share units (PSUs) exercised[2]	—	9,078	—	—	—	9,078
Purchased and cancelled[3]	(10,605,464)	(165,315)	—	—	(10,605,464)	(165,315)
Purchased and held in trusts[4]	—	(55,287)	—	—	—	(55,287)
As at June 30, 2020	230,331,287	1,708,347	28,945,706	40,382	259,276,993	1,748,729

[1]

The carrying value of Class A subordinate voting shares includes $9,857,000 ($10,409,000 for the nine months ended June 30, 2019), which corresponds to a reduction in contributed surplus representing the value of accumulated compensation costs associated with the stock options exercised during the period.

[2]

During the nine months ended June 30, 2020, 157,788 PSUs were exercised (160,694 during the nine months ended June 30, 2019) with a recorded value of $9,078,000 ($7,651,000 during the nine months ended June 30, 2019) that was removed from contributed surplus. As at June 30, 2020, 1,243,022 Class A subordinate voting shares were held in trusts under the PSU plans (875,480 as at June 30, 2019).

[3]

On January 29, 2020, the Company’s Board of Directors authorized and subsequently received the regulatory approval from the Toronto Stock Exchange (TSX), for the renewal of the Normal Course Issuer Bid (NCIB) for the purchase for cancellation of up to 20,149,100 Class A subordinate voting shares on the open market through the TSX, the New York Stock Exchange (NYSE) and/or alternative trading systems or otherwise pursuant to exemption orders issued by securities regulators. The Class A subordinate voting shares are available for purchase for cancellation commencing on February 6, 2020 until no later than February 5, 2021, or on such earlier date when the Company has either acquired the maximum number of Class A subordinate voting shares allowable under the NCIB or decided not to make any further purchases for cancellation under it.

During the nine months ended June 30, 2020, the Company purchased for cancellation 6,008,905 Class A subordinate voting shares from the Caisse de dépôt et placement du Québec for a cash consideration of $600,000,000 (5,158,362 and $500,000,000, respectively during the nine months ended June 30, 2019). The excess of the purchase price over the carrying value in the amount of $471,455,000 was charged to retained earnings ($389,651,000 during the nine months ended June 30, 2019). The purchase was made pursuant to an exemption order issued by the Autorité des marchés financiers and is considered within the annual aggregate limit that the Company is entitled to purchase under its current NCIB.

In addition, during the nine months ended June 30, 2020, the Company purchased for cancellation 4,596,559 Class A subordinate voting shares (6,248,570 during the nine months ended June 30, 2019) under its previous and current NCIB for a cash consideration of $443,517,000 ($519,932,000 for the nine months ended June 30, 2019) and the excess of the purchase price over the carrying value in the amount of $406,747,000 ($469,383,000 for the nine months ended June 30, 2019) was charged to retained earnings.

[4]

During the nine months ended June 30, 2020, the trustees, in accordance with the terms of the PSU plans and Trust Agreements, purchased 525,331 Class A subordinate voting shares of the Company on the open market (374,995 during the nine months ended June 30, 2019) for a cash consideration of $55,287,000 ($30,740,000 during the nine months ended June 30, 2019).

CGI Inc. – Interim Condensed Consolidated Financial Statements for the three and nine months ended June 30, 2020 and 2019	11

Notes to the Interim Condensed Consolidated Financial Statements

For the three and nine months ended June 30, 2020 and 2019

(tabular amounts only are in thousands of Canadian dollars, except per share data) (unaudited)

6.	Capital stock, share-based payments and earnings per share (continued)

b)	Share-based payments

i)	Stock options

Under the Company’s stock option plan, the Board of Directors may grant, at its discretion, stock options to purchase Class A subordinate voting shares to certain employees, officers and directors of the Company and its subsidiaries. The exercise price is established by the Board of Directors and is equal to the closing price of the Class A subordinate voting shares on the TSX on the day preceding the date of the grant. Stock options vest annually over four years from the date of the grant conditionally upon achievement of performance objectives and must be exercised within a ten-year period, except in the event of retirement, termination of employment or death.

The following table presents information concerning the number of outstanding stock options granted by the Company:

Outstanding as at September 30, 2019	9,891,592
Granted	913,560
Exercised (Note 6a)	(1,079,289)
Forfeited	(381,369)
Outstanding as at June 30, 2020	9,344,494

The weighted average fair value of stock options granted during the nine months ended June 30 and the weighted average assumptions used in the calculation of their fair value on the date of the grant using the Black-Scholes option pricing model were as follows:

	2020	2019
Grant date fair value ($)	17.71	16.28
Dividend yield (%)	0.00	0.00
Expected volatility (%)[1]	16.60	20.07
Risk-free interest rate (%)	1.55	2.32
Expected life (years)	4.00	4.00
Exercise price ($)	110.65	81.30
Share price ($)	110.65	81.30

[1]	Expected volatility was determined using statistical formulas and based on the weekly historical average of closing daily share prices over the period of the expected life of stock options.

CGI Inc. – Interim Condensed Consolidated Financial Statements for the three and nine months ended June 30, 2020 and 2019	12

Notes to the Interim Condensed Consolidated Financial Statements

For the three and nine months ended June 30, 2020 and 2019

(tabular amounts only are in thousands of Canadian dollars, except per share data) (unaudited)

6.	Capital stock, share-based payments and earnings per share (continued)

b)   Share-based payments (continued)

ii)	Performance share units (PSUs)

The Company operates two PSU plans with similar terms and conditions. Under both plans, the Board of Directors may grant PSUs to certain employees and officers which entitle them to receive one Class A subordinate voting share for each PSU. The vesting performance conditions are determined by the Board of Directors at the time of each grant. PSUs expire on the business day preceding December 31 of the third calendar year following the end of the fiscal year during which the PSU award was made, except in the event of retirement, termination of employment or death. Conditionally upon achievement of performance objectives, granted PSUs under the first plan vest annually over a period of four years from the date of the grant and granted PSUs under the second plan vest at the end of the four-year period.

Class A subordinate voting shares purchased in connection with the PSU plans are held in trusts for the benefit of the participants. The trusts, considered as structured entities, are consolidated in the Company’s consolidated financial statements with the cost of the purchased shares recorded as a reduction of capital stock (Note 6a).

The following table presents information concerning the number of outstanding PSUs granted by the Company:

Outstanding as at September 30, 2019	861,485

Granted[1]	607,342

Exercised (Note 6a)	(157,788)

Forfeited	(70,241)

Outstanding as at June 30, 2020	1,240,798

[1]	The PSUs granted in the period had a grant date fair value of $107.39 per unit.

c)	Earnings per share

The following table sets forth the computation of basic and diluted earnings per share for the three and nine months ended June 30:

			2020		Three months ended June 30 2019
	Net earnings	Weighted average number of shares outstanding[1]	Earnings per share	Net earnings	Weighted average number of shares outstanding[1]	Earnings per share
	$		$	$		$
Basic	260,907	257,936,505	1.01	309,363	272,390,289	1.14
Net effect of dilutive stock options and PSUs[2]		3,465,724			4,950,902
	260,907	261,402,229	1.00	309,363	277,341,191	1.12

			2020		Nine months ended June 30 2019
	Net earnings	Weighted average number of shares outstanding[1]	Earnings per share	Net earnings	Weighted average number of shares outstanding[1]	Earnings per share
	$		$	$		$
Basic	865,948	263,279,873	3.29	939,118	274,263,960	3.42
Net effect of dilutive stock options and PSUs[2]		4,239,589			4,892,084
	865,948	267,519,462	3.24	939,118	279,156,044	3.36

[1]

During the three months ended June 30, 2020, nil Class A subordinate voting shares purchased for cancellation and 1,243,022 Class A subordinate voting shares held in trusts were excluded from the calculation of the weighted average number of shares outstanding as of the date of the transaction (5,326,332 and 875,480, respectively during the three months ended June 30, 2019). During the nine months ended June 30, 2020, 10,605,464 Class A subordinate voting shares purchased for cancellation and 1,243,022 Class A subordinate voting shares held in trusts were excluded from the calculation of the weighted average number of shares outstanding as of the date of the transaction (11,406,932 and 875,480, respectively during the nine months ended June 30, 2019).

[2]

The calculation of the diluted earnings per share excluded 2,252,605 and 895,903 stock options, respectively for the three and nine months ended June 30, 2020 (4,198 and 1,769,477, respectively for the three and nine months ended June 30, 2019), as they were anti-dilutive.

CGI Inc. – Interim Condensed Consolidated Financial Statements for the three and nine months ended June 30, 2020 and 2019	13

Notes to the Interim Condensed Consolidated Financial Statements

For the three and nine months ended June 30, 2020 and 2019

(tabular amounts only are in thousands of Canadian dollars, except per share data) (unaudited)

7.	Investments in subsidiaries

a)	Significant business acquisitions realized in the current fiscal year

The Company made the following acquisitions during the nine months ended June 30, 2020:

–

On December 18, 2019, the Company acquired all of the outstanding shares of SCISYS Group Plc (SCISYS), for a purchase price of $130,260,000. Predominantly based in United Kingdom and Germany, SCISYS operates in several sectors, with deep expertise and industry leading solutions in the space and defense sectors, as well as in the media and broadcast news industries, headquartered in Dublin, Ireland.

–

On January 20, 2020, the Company acquired all of the outstanding shares of Meti Logiciels et Services SAS (Meti), for a purchase price of $43,404,000. Based in France, Meti is specialized in the development of software solutions for the retail sector across Europe and works with some of Europe’s largest retailers.

–

On March 31, 2020, the Company acquired all of the outstanding shares of TeraThink Corporation (TeraThink), for a purchase price of $101,856,000. Based in the United States, TeraThink is an information technology and management consulting firm providing digitization, enterprise finance, risk management, and data analytics services to the U.S. federal government and is headquartered in Reston, Virginia.

The following table presents the preliminary fair value of assets acquired and liabilities assumed for the acquisition of SCISYS and TeraThink based on the acquisition-date fair values of the identifiable tangible and intangible assets acquired and liabilities assumed:

	SCISYS	TeraThink
	$	$

Current assets	29,943	15,183

Property, plant and equipment	15,401	1,475

Right-of-use assets	4,191	3,843

Intangible assets	26,317	16,952

Goodwill[1]	138,849	89,812

Current liabilities	(71,817)	(11,780)

Deferred tax liabilities	(4,020)	—

Long-term debt	(10,880)	(9,739)

Lease liabilities	(4,219)	(4,400)
	123,765	101,346

Cash acquired	6,495	510
Net assets acquired	130,260	101,856

Consideration paid	130,260	101,856

[1]

The goodwill arising from the acquisitions mainly represents the future economic value associated to acquired work force and synergies with the Company’s operations. The goodwill of SCISYS is not deductible for tax purposes and the goodwill of TeraThink is deductible for tax purposes.

The fair value of assets acquired and liabilities assumed is expected to be completed as soon as management will have gathered all the significant information available and considered necessary in order to finalize this allocation.

For the nine months ended June 30, 2020, the above acquisitions would have contributed approximately $185,000,000 of revenues and individually between 6.0% and 10.5% of earnings before acquisition-related and integration costs, and income taxes to the financial results of the Company had the acquisition dates been October 1, 2019. These figures are indicative of the actual contribution when considering the specific dates of acquisition.

With significant strategic consulting, system integration and customer-centric digital innovation capabilities, these acquisitions were made to complement CGI’s proximity model and expertise across key sectors, including communications, retail, space and defense and government.

CGI Inc. – Interim Condensed Consolidated Financial Statements for the three and nine months ended June 30, 2020 and 2019	14

Notes to the Interim Condensed Consolidated Financial Statements

For the three and nine months ended June 30, 2020 and 2019

(tabular amounts only are in thousands of Canadian dollars, except per share data) (unaudited)

7.	Investments in subsidiaries (continued)

b)	Business acquisition realized in the prior fiscal year

During fiscal year 2019, the Company acquired 96.1% of the outstanding shares of Acando AB (Acando) and the remaining 3.9% on October 11, 2019 for $23,123,000. During the nine months ended June 30, 2020, the Company finalized the fair value of assets acquired and liabilities assumed for Acando with no significant adjustments.

c)	Acquisition-related and integration costs

During the three and nine months ended June 30, 2020, the Company expensed $20,161,000 and $71,492,000, respectively, for acquisition-related and integration costs. These amounts include acquisition-related costs of nil and $6,545,000, respectively, and integration costs of $20,161,000 and $64,947,000, respectively. The acquisition-related costs consist mainly of professional fees incurred for the acquisitions. The integration costs mainly include terminations of employment of $14,189,000 and $45,796,000, respectively, accounted for in restructuring provisions, as well as other integration costs of $5,972,000 and $19,151,000, respectively.

During the three and nine months ended June 30, 2019, the Company expensed $37,134,000 and $50,126,000, respectively, for acquisition-related and integration costs. These amounts included acquisition-related costs of $440,000 and $1,139,000, respectively, and integration costs of $36,694,000 and $48,987,000, respectively. The acquisition-related costs consist mainly of professional fees incurred for the acquisitions. The integration costs mainly included terminations of employment of $28,035,000 and $36,916,000, respectively, accounted for in restructuring provisions, as well as other integration costs of $8,659,000 and $12,071,000, respectively.

CGI Inc. – Interim Condensed Consolidated Financial Statements for the three and nine months ended June 30, 2020 and 2019	15

Notes to the Interim Condensed Consolidated Financial Statements

For the three and nine months ended June 30, 2020 and 2019

(tabular amounts only are in thousands of Canadian dollars, except per share data) (unaudited)

8.	Supplementary cash flow information

a)   Net change in non-cash working capital items is as follows for the three and nine months ended June 30:

	Three months ended June 30		Nine months ended June 30
	2020	2019	2020	2019
	$	$	$	$
Accounts receivable	93,340	69,991	78,307	130,363
Work in progress	52,070	(13,913)	72,408	(118,784)
Prepaid expenses and other assets	(15,004)	(8,699)	(5,078)	(29,530)
Long-term financial assets	(11,415)	(3,541)	(7,863)	(2,735)
Accounts payable and accrued liabilities	(24,334)	(44,026)	(28,763)	(21,904)
Accrued compensation	100,201	62,304	28,841	54,592
Deferred revenue	(80,347)	(115,731)	(45,312)	(64,028)
Provisions	20,183	3,441	24,938	(3,815)
Long-term liabilities	14,466	9,670	1,231	13,074
Retirement benefits obligations	(3,879)	(4,255)	(6,622)	(4,166)
Derivative financial instruments	(346)	552	(405)	(922)
Income taxes	25,178	3,181	41,812	14,605
	170,113	(41,026)	153,494	(33,250)

b)   Net interest paid and income taxes paid are classified within operating activities and are as follows for the three and nine months ended June 30:

	Three months ended June 30		Nine months ended June 30
	2020	2019	2020	2019
	$	$	$	$
Net interest paid	43,925	18,328	115,583	67,644
Income taxes paid	63,071	102,145	259,859	271,082

c)   Cash and cash equivalents consisted of unrestricted cash as at June 30, 2020 and September 30, 2019.

CGI Inc. – Interim Condensed Consolidated Financial Statements for the three and nine months ended June 30, 2020 and 2019	16

Notes to the Interim Condensed Consolidated Financial Statements

For the three and nine months ended June 30, 2020 and 2019

(tabular amounts only are in thousands of Canadian dollars, except per share data) (unaudited)

9.	Segmented information

Effective October 1, 2019, the Company realigned its management structure, resulting primarily in the creation of two new operating segments, namely Scandinavia (Sweden, Denmark and Norway) and Finland, Poland and Baltics, collectively formerly known as Northern Europe in the prior fiscal year. As a result, the Company is now managed through nine operating segments, namely: Western and Southern Europe (primarily France, Portugal and Belgium); United States (U.S.) Commercial and State Government; Canada; U.S. Federal; United Kingdom (U.K.) and Australia; Central and Eastern Europe (primarily Germany and Netherlands); Scandinavia; Finland, Poland and Baltics; and Asia Pacific Global Delivery Centers of Excellence (mainly India and Philippines) (Asia Pacific). This realignment of management structure also included, to a lesser extent, transfers of some lines of business between our operating segments.

The operating segments reflect the revised management structure and the way that the chief operating decision-maker, who is the President and Chief Executive Officer of the Company, evaluates the business. The following tables present information on the Company’s operations based on its revised management structure. The Company has retrospectively revised the segmented information for the comparative period to conform to the new segmented information structure.

								For the three months ended June 30, 2020
	Western and Southern Europe	U.S. Commercial and State Government	Canada	U.S. Federal	U.K. and Australia	Central and Eastern Europe	Scandinavia	Finland, Poland and Baltics	Asia Pacific	Eliminations	Total
	$	$	$	$	$	$	$	$	$	$	$
Segment revenue	456,408	486,013	418,083	442,039	340,723	298,030	272,450	198,221	173,730	(33,030)	3,052,667
Segment earnings before acquisition-related and integration costs, restructuring costs, net finance costs and income tax expense[1]	45,687	92,286	87,814	58,230	59,046	22,430	1,551	26,427	54,560	—	448,031
Acquisition-related and integration costs (Note 7c)											(20,161)
Restructuring costs (Note 4)											(39,535)
Net finance costs											(30,700)
Earnings before income taxes											357,635

[1]

Total amortization and depreciation of $149,714,000 included in the Western and Southern Europe, U.S. Commercial and State Government, Canada, U.S. Federal, U.K. and Australia, Central and Eastern Europe, Scandinavia, Finland, Poland and Baltics and Asia Pacific segments is $18,059,000, $23,958,000, $19,267,000, $12,781,000, $16,863,000, $21,642,000, $19,548,000, $11,664,000 and $5,932,000, respectively for the three months ended June 30, 2020. Amortization includes impairments in U.S. Commercial and State Government for $3,396,000 related to business solutions, Canada for $3,589,000 related to business solutions and Finland, Poland and Baltics for $3,053,000 related to contract costs and a business solution. These assets were no longer expected to generate future economic benefits.

								For the three months ended June 30, 2019
	Western and Southern Europe	U.S. Commercial and State Government	Canada	U.S. Federal	U.K. and Australia	Central and Eastern Europe	Scandinavia	Finland, Poland and Baltics	Asia Pacific	Eliminations	Total
	$	$	$	$	$	$	$	$	$	$	$
Segment revenue	510,483	461,525	444,226	418,533	340,522	299,047	317,134	204,107	155,694	(31,474)	3,119,797
Segment earnings before acquisition-related and integration costs, net finance costs and income tax expense[1]	61,618	100,045	83,379	70,076	41,865	26,231	21,247	31,908	37,876	—	474,245
Acquisition-related and integration costs (Note 7c)											(37,134)
Net finance costs											(19,415)
Earnings before income taxes											417,696

[1]

Total amortization and depreciation of $101,207,000 included in the Western and Southern Europe, U.S. Commercial and State Government, Canada, U.S. Federal, U.K. and Australia, Central and Eastern Europe, Scandinavia, Finland, Poland and Baltics and Asia Pacific segments is $8,212,000, $18,212,000, $15,585,000, $7,087,000, $19,279,000, $9,974,000, $6,821,000, $12,131,000 and $3,906,000, respectively for the three months ended June 30, 2019.

CGI Inc. – Interim Condensed Consolidated Financial Statements for the three and nine months ended June 30, 2020 and 2019	17

Notes to the Interim Condensed Consolidated Financial Statements

For the three and nine months ended June 30, 2020 and 2019

(tabular amounts only are in thousands of Canadian dollars, except per share data) (unaudited)

9.	Segmented information (continued)

								For the nine months ended June 30, 2020
	Western and Southern Europe	U.S. Commercial and State Government	Canada	U.S. Federal	U.K. and Australia	Central and Eastern Europe	Scandinavia	Finland, Poland and Baltics	Asia Pacific	Eliminations	Total
	$	$	$	$	$	$	$	$	$	$	$
Segment revenue	1,478,413	1,402,096	1,289,514	1,280,868	1,010,996	905,356	869,931	598,740	503,361	(100,720)	9,238,555
Segment earnings before acquisition-related and integration costs, restructuring costs, net finance costs and income tax expense[1]	204,267	229,321	278,822	163,720	160,175	84,325	49,426	88,028	147,299	—	1,405,383
Acquisition-related and integration costs (Note 7c)											(71,492)
Restructuring costs (Note 4)											(71,156)
Net finance costs											(84,050)
Earnings before income taxes											1,178,685

[1]

Total amortization and depreciation of $412,324,000 included in the Western and Southern Europe, U.S. Commercial and State Government, Canada, U.S. Federal, U.K. and Australia, Central and Eastern Europe, Scandinavia, Finland, Poland and Baltics and Asia Pacific segments is $48,289,000, $63,851,000, $53,400,000, $33,301,000, $51,224,000, $61,426,000, $53,607,000, $29,052,000 and $18,174,000, respectively for the nine months ended June 30, 2020. Amortization includes impairments in U.S. Commercial and State Government for $3,396,000 related to business solutions, Canada for $3,589,000 related to business solutions and Finland, Poland and Baltics for $3,053,000 related to contract costs and a business solution. These assets were no longer expected to generate future economic benefits.

								For the nine months ended June 30, 2019
	Western and Southern Europe	U.S. Commercial and State Government	Canada	U.S. Federal	U.K. and Australia	Central and Eastern Europe	Scandinavia	Finland, Poland and Baltics	Asia Pacific	Eliminations	Total
	$	$	$	$	$	$	$	$	$	$	$
Segment revenue	1,547,380	1,387,390	1,338,352	1,181,209	1,018,894	873,290	834,963	611,313	449,864	(90,649)	9,152,006
Segment earnings before acquisition-related and integration costs, net finance costs and income tax expense[1]	200,703	265,049	260,982	170,564	141,060	69,750	64,813	86,699	107,918	—	1,367,538
Acquisition-related and integration costs (Note 7c)											(50,126)
Net finance costs											(52,806)
Earnings before income taxes											1,264,606

[1]

Total amortization and depreciation of $294,408,000 included in the Western and Southern Europe, U.S. Commercial and State Government, Canada, U.S. Federal, U.K. and Australia, Central and Eastern Europe, Scandinavia, Finland, Poland and Baltics and Asia Pacific segments is $32,608,000, $54,635,000, $47,743,000, $19,871,000, $53,022,000, $27,519,000, $19,526,000, $28,017,000 and $11,467,000, respectively for the nine months ended June 30, 2019.

The accounting policies of each operating segment are the same as those described in Note 3, Summary of significant accounting policies, of the Company’s consolidated financial statements for the year ended September 30, 2019, except for the adoption of IFRS 16 as at October 1, 2019. Intersegment revenue is priced as if the revenue was from third parties.

CGI Inc. – Interim Condensed Consolidated Financial Statements for the three and nine months ended June 30, 2020 and 2019	18

Notes to the Interim Condensed Consolidated Financial Statements

For the three and nine months ended June 30, 2020 and 2019

(tabular amounts only are in thousands of Canadian dollars, except per share data) (unaudited)

9.	Segmented information (continued)

GEOGRAPHIC INFORMATION

The following table provides external revenue information based on the client’s location which is different from the revenue presented under operating segments, due to the intersegment revenue, for the three and nine months ended June 30:

	Three months ended June 30		Nine months ended June 30
	2020	2019	2020	2019
	$	$	$	$
Western and Southern Europe

France	397,557	445,116	1,296,761	1,347,742

Others	57,678	66,666	182,394	204,705
	455,235	511,782	1,479,155	1,552,447

U.S.[1]	945,960	896,258	2,735,892	2,588,426

Canada	450,659	469,999	1,381,679	1,424,129

U.K. and Australia

U.K.	378,794	376,043	1,122,368	1,117,092

Australia	18,278	11,803	46,477	58,836
	397,072	387,846	1,168,845	1,175,928

Central and Eastern Europe

Germany	177,436	172,790	533,963	482,381

Netherlands	114,525	115,916	347,515	352,543

Others	16,429	19,742	52,687	56,993
	308,390	308,448	934,165	891,917

Scandinavia

Sweden	207,985	245,099	658,958	656,429

Others	78,861	86,349	253,661	221,391
	286,846	331,448	912,619	877,820

Finland, Poland and Baltics

Finland	195,702	204,486	591,683	609,865

Others	9,171	8,907	28,099	27,960
	204,873	213,393	619,782	637,825

Asia Pacific

Others	3,632	623	6,418	3,514
	3,632	623	6,418	3,514
	3,052,667	3,119,797	9,238,555	9,152,006

[1]

External revenue included in the U.S. Commercial and State Government and U.S. Federal operating segments was $498,102,000 and $447,858,000, respectively for the three months ended June 30, 2020 ($471,367,000 and $424,891,000, respectively for the three months ended June 30, 2019). In addition, external revenue included in the U.S. Commercial and State Government and U.S. Federal operating segments was $1,437,706,000 and $1,298,186,000, respectively for the nine months ended June 30, 2020 ($1,389,712,000 and $1,198,714,000, respectively for the nine months ended June 30, 2019).

CGI Inc. – Interim Condensed Consolidated Financial Statements for the three and nine months ended June 30, 2020 and 2019	19

Notes to the Interim Condensed Consolidated Financial Statements

For the three and nine months ended June 30, 2020 and 2019

(tabular amounts only are in thousands of Canadian dollars, except per share data) (unaudited)

9.	Segmented information (continued)

INFORMATION ABOUT SERVICES

The following table provides revenue information based on services provided by the Company for the three and nine months ended June 30:

	Three months ended June 30		Nine months ended June 30
	2020	2019	2020	2019
	$	$	$	$
Systems integration and consulting	1,404,227	1,600,456	4,260,267	4,731,700
Management of IT and business functions	1,648,440	1,519,341	4,978,288	4,420,306
	3,052,667	3,119,797	9,238,555	9,152,006

MAJOR CLIENT INFORMATION

Contracts with the U.S. federal government and its various agencies, included within the U.S. Federal operating segment, accounted for $431,132,000 and 14.1% of revenues for the three months ended June 30, 2020 ($410,452,000 and 13.2% for the three months ended June 30, 2019) and $1,225,680,000 and 13.3% of revenues for the nine months ended June 30, 2020 ($1,149,707,000 and 12.6% for the nine months ended June 30, 2019).

CGI Inc. – Interim Condensed Consolidated Financial Statements for the three and nine months ended June 30, 2020 and 2019	20

Notes to the Interim Condensed Consolidated Financial Statements

For the three and nine months ended June 30, 2020 and 2019

(tabular amounts only are in thousands of Canadian dollars, except per share data) (unaudited)

10.	Financial instruments

FAIR VALUE

All financial instruments are initially measured at fair value and are subsequently classified either at amortized cost, at fair value through earnings or at fair value through other comprehensive income.

The Company has made the following classifications:

Amortized cost

Trade accounts receivable, cash included in funds held for clients and long-term receivables within long-term financial assets, accounts payable and accrued liabilities, accrued compensation, long-term debt and clients’ funds obligations.

Fair value through earnings (FVTE)

Cash and cash equivalents, derivative financial instruments and deferred compensation plan assets within long-term financial assets.

Fair value through other comprehensive income (FVOCI)

Long-term bonds included in funds held for clients and in long-term investments within long-term financial assets.

FAIR VALUE HIERARCHY

Fair value measurements recognized in the consolidated balance sheet are categorized in accordance with the following levels:

Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities;

Level 2: inputs other than quoted prices included in Level 1, but that are observable for the asset or liability, either directly or indirectly; and

Level 3: inputs for the asset or liability that are not based on observable market data.

FAIR VALUE MEASUREMENTS

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

Valuation techniques used to value financial instruments are as follows:

-

The fair value of Senior U.S. and euro unsecured notes, the unsecured committed revolving credit facility, the unsecured committed term loan credit facilities and the other long-term debt is estimated by discounting expected cash flows at rates currently offered to the Company for debts of the same remaining maturities and conditions;

-

The fair value of long-term bonds included in funds held for clients and in long-term investments is determined by discounting the future cash flows using observable inputs, such as interest rate yield curves or credit spreads, or according to similar transactions on an arm’s-length basis;

-	The fair value of foreign currency forward contracts is determined using forward exchange rates at the end of the reporting period;

-

The fair value of cross-currency swaps and interest rate swaps is determined based on market data (primarily yield curves, exchange rates and interest rates) to calculate the present value of all estimated flows;

-	The fair value of cash and cash equivalents is determined using observable quotes; and

-	The fair value of deferred compensation plan assets within long-term financial assets is based on observable price quotations and net assets values at the reporting date.

There were no changes in valuation techniques during the nine months ended June 30, 2020.

CGI Inc. – Interim Condensed Consolidated Financial Statements for the three and nine months ended June 30, 2020 and 2019	21

Notes to the Interim Condensed Consolidated Financial Statements

For the three and nine months ended June 30, 2020 and 2019

(tabular amounts only are in thousands of Canadian dollars, except per share data) (unaudited)

10.	Financial instruments (continued)

FAIR VALUE MEASUREMENTS (CONTINUED)

The following table presents the financial liabilities included in the long-term debt measured at amortized cost categorized using the fair value hierarchy:

		As at June 30, 2020		As at September 30, 2019

	Level	Carrying amount	Fair value	Carrying amount	Fair value
		$	$	$	$
Senior U.S. and euro unsecured notes	Level 2	1,301,880	1,386,799	1,256,554	1,330,809
Obligations under finance leases	Level 2	—	—	30,339	29,792
Other long-term debt	Level 2	32,802	31,784	33,710	32,783
		1,334,682	1,418,583	1,320,603	1,393,384

For the remaining financial assets and liabilities measured at amortized cost, the carrying values approximate the fair values of the financial instruments given their short term maturity.

During the three months ended June 30, 2020, the Company amended and restated the 2020 Term Loan entered into during the previous reporting period and expiring in March 2022, to increase the principal amount by U.S.$500,000,000 to a total principal amount of U.S.$1,250,000,000. The 2020 Term Loan was designated as a hedge of a portion of the Company’s net investment in its U.S. operations.

CGI Inc. – Interim Condensed Consolidated Financial Statements for the three and nine months ended June 30, 2020 and 2019	22

Notes to the Interim Condensed Consolidated Financial Statements

For the three and nine months ended June 30, 2020 and 2019

(tabular amounts only are in thousands of Canadian dollars, except per share data) (unaudited)

10.	Financial instruments (continued)

FAIR VALUE MEASUREMENTS (CONTINUED)

The following table presents financial assets and liabilities measured at fair value categorized using the fair value hierarchy:

	Level	As at June 30, 2020	As at September 30, 2019
		$	$
Financial assets
FVTE
Cash and cash equivalents	Level 2	1,365,279	213,831
Deferred compensation plan assets	Level 1	71,399	62,627
		1,436,678	276,458
Derivative financial instruments designated as hedging instruments
Current derivative financial instruments included in current financial assets	Level 2
Cross-currency swaps		1,103	4,243
Foreign currency forward contracts		16,331	25,799
Long-term derivative financial instruments	Level 2
Cross-currency swaps		42,266	45,193
Foreign currency forward contracts		10,833	25,069
Interest rate swaps		7,645	1,380
		78,178	101,684
FVOCI
Short-term investments included in current financial assets	Level 2	5,822	9,889
Long-term bonds included in funds held for clients	Level 2	151,738	180,289
Long-term investments	Level 2	24,051	24,596
		181,611	214,774
Financial liabilities
Derivative financial instruments designated as hedging instruments
Current derivative financial instruments	Level 2
Cross-currency swaps		1,187	2,982
Foreign currency forward contracts		4,188	1,920
Long-term derivative financial instruments	Level 2
Cross-currency swaps		21,158	16,560
Foreign currency forward contracts		6,423	1,762
		32,956	23,224

There were no transfers between Level 1 and Level 2 during the nine months ended June 30, 2020.

CGI Inc. – Interim Condensed Consolidated Financial Statements for the three and nine months ended June 30, 2020 and 2019	23